SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

COX COMMUNICATIONS, INC.

(Name of Subject Company (Issuer))

COX ENTERPRISES, INC.
COX HOLDINGS, INC.
COX COMMUNICATIONS, INC.
(Names of Filing Persons (Offerors))

CLASS A COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

224044 10 7
(CUSIP Number of Class of Securities)

Andrew A. Merdek, Esq.
Cox Enterprises, Inc.
6205 Peachtree Dunwoody Road
Atlanta, Georgia
Telephone: (678) 645-0000
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)

Copy to:

Stuart A. Sheldon, Esq.
Thomas D. Twedt, Esq.
Dow, Lohnes & Albertson, PLLC
1200 New Hampshire Avenue, N.W.
Washington, D.C. 20036
Telephone: (202) 776-2000

CALCULATION OF FILING FEE

Transaction Valuation: Not Applicable	Amount of Filing Fee: Not Applicable

Item 12. Exhibits.
EX-99.1 JOINT PRESS RELEASE DATED OCTOBER 19, 2004
EX-99.2 QUESTIONS & ANSWER FOR EMPLOYEES AND RETIREES
EX-99.3 LETTER FROM JAMES C. KENNEDY
EX-99.4 LETTER FROM JAMES O. ROBBINS

     ☐   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Not applicable
Filing Party:	Not applicable
Form or registration No.:	Not applicable
Date Filed:	Not applicable

     ☒   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     ☒   third-party tender offer subject to Rule 14d-1.

     ☐   issuer tender offer subject to Rule 13e-4.

     ☒   going-private transaction subject to Rule 13e-3.

     ☐   amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

On October 19, 2004, Cox Communications, Inc. and Cox Enterprises, Inc. issued a joint press release announcing they had reached an agreement regarding Cox Enterprises’ proposal to acquire the outstanding publicly traded shares of Cox Communications not owned by Cox Enterprises. A copy of this press release is being filed as exhibit 99.1 to this Schedule TO. We also are filing certain employee communications as exhibits to this Schedule TO.

Item 12.   Exhibits.

Exhibit No.	Description
99.1	Joint Press Release issued by Cox Enterprises, Inc. and Cox Communications, Inc., dated October 19, 2004.

99.2	Questions & Answers for Employees and Retirees.

99.3	Letter from James C. Kennedy, dated October 19, 2004.

99.4	Letter from James O. Robbins, dated October 19, 2004.